SURVIVOR DIMENSIONS

A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY

issued by

Security Life of Denver Insurance Company

and its

Security Life Separate Account S-L1

Supplement dated March 21, 2007, to your prospectus dated October 1, 2006. Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE ING MARKETPRO PORTFOLIO

Effective April 30, 2007, we are closing to new investors and to new investments by existing investors the sub-account which invests in the following fund:

- ING MarketPro Portfolio (Class I)

Policy owners who have policy value allocated to the sub-account that corresponds to this fund may leave their policy value in that sub-account, but future allocations and transfers into that sub-account are prohibited. If your most recent premium allocation instructions includes a sub-account that corresponds to this fund, premium received after April 30, 2007, that would have been allocated to that sub-account will be allocated on a pro rata basis among all the other available sub-accounts in which your policy value is allocated. If there are no other such sub-accounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. Your failure to provide us with alternative allocation instructions and our return of any premium payment may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 48.**